Exhibit 99.1
AirMedia Announces Unaudited Fourth Quarter and Fiscal Year 2010 Financial Results
Beijing, China — March 7, 2011 — AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2010.
Fourth Quarter 2010 Financial and Business Highlights
•	Total revenues increased by 56.6% year-over-year and by 16.8% quarter-over-quarter to US$70.8 million, a record high in AirMedia’s operating history.
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Gross profit was US$14.3 million, improving from gross loss of US$2.8 million in the same period one year ago and increasing by 50.3% quarter-over-quarter from gross profit of US$9.5 million in the previous quarter.

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Net income attributable to AirMedia’s shareholders was US$5.1 million, improving from net loss attributable to AirMedia’s shareholders of US$19.4 million in the same period one year ago and increasing by 321.6% quarter-over-quarter from net income attributable to AirMedia’s shareholders of US$1.2 million in the previous quarter. Basic and diluted net income attributable to AirMedia’s shareholders per American Depositary Share (“ADS”) was US$0.08 and US$0.07, respectively.

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Adjusted net income attributable to AirMedia’s shareholders (non-GAAP), which is net income attributable to AirMedia’s shareholders excluding share-based compensation expenses and amortization of acquired intangible assets, was US$7.2 million, improving from adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) of US$17.1 million in the same period one year ago and increasing by 88.2% quarter-over-quarter from adjusted net income attributable to AirMedia’s shareholders (non-GAAP) of US$3.8 million in the previous quarter. Adjusted basic and diluted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) was US$0.11 and US$0.10, respectively.

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The Company continued generating positive operating cash flow in excess of capital expenditures in the fourth quarter of 2010. Other than restricted cash of US$6.8 million, cash and short-term investments increased to US$106.5 million as of December 31, 2010, from US$96.5 million as of September 30, 2010.

•	CCTV Air Channel was established on the Company’s digital TV screens in airports and digital TV screens on airplanes to broadcast TV programs to air travelers in China in December 2010.
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In November 2010, AirMedia renewed its concession rights contract with Beijing Capital Airport Advertising Co., Ltd. to operate digital frames and digital TV screens at Terminal 3 of Beijing Capital International Airport for five years from January 1, 2011 to December 31, 2015.

Fiscal Year 2010 Financial Highlights
•	Total revenues increased by 55.0% year-over-year to US$236.5 million.
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Net loss attributable to AirMedia’s shareholders was US$4.9 million, improving from net loss attributable to AirMedia’s shareholders of US$37.2 million in fiscal year 2009. Basic and diluted net loss attributable to AirMedia’s shareholders per ADS were both US$0.07.

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Adjusted net income attributable to AirMedia’s shareholders (non-GAAP), which is net loss excluding share-based compensation expenses and amortization of acquired intangible assets, was US$6.8 million, improving from adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) of US$28.9 million in fiscal year 2009. Adjusted basic and diluted income attributable to AirMedia’s shareholders per ADS (non-GAAP) were both US$0.10.

“Year 2010 was a turnaround year for AirMedia. The Company returned to profitability in the third quarter and further increased its bottom-line margin in the fourth quarter with strong revenue growth. We are encouraged by the positive market outlook on 2011. With our strong operating leverage to drive margin growth, we expect Year 2011 to be a year of harvesting for AirMedia. We will continue to focus on improving utilization rates of our current media network and increasing our profitability,” commented Herman Guo, chairman and chief executive officer of AirMedia.
“We are pleased to report another profitable quarter in the fourth quarter with sequential top-line growth from most of our major product lines. Total revenues, revenues from digital frames, and revenues from digital TV screens on airplanes all reached record high numbers in the fourth quarter. Digital TV screens in airports continued to turn around. Traditional media in airports started to contribute meaningful net income to the Company. Other than working on our top-line growth, we will also focus on optimizing our cost structure and operational efficiency to achieve sustainable profit in the future,” Ping Sun, AirMedia’s chief financial officer, commented.
Fourth Quarter 2010 Financial Results
Revenues
Total revenues by product line (numbers in US$ 000’s except for percentages):

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	December	% of Total	September	% of Total	December	% of Total	Growth	Growth
	31, 2010	Revenues	30, 2010	Revenues	31, 2009	Revenues	rate	rate
Air Travel Media Network	66,634	94.2%	56,829	93.7%	45,097	99.8%	47.8%	17.3%
Digital frames in airports	32,653	46.1%	31,126	51.4%	20,673	45.7%	57.9%	4.9%
Digital TV screens in airports	8,586	12.1%	7,297	12.0%	7,498	16.6%	14.5%	17.7%
Digital TV screens on airplanes	9,597	13.6%	5,239	8.6%	6,271	13.9%	53.0%	83.2%
Traditional media in airports	14,209	20.1%	12,070	19.9%	10,215	22.6%	39.1%	17.7%
Other revenues in air travel	1,589	2.3%	1,097	1.8%	440	1.0%	261.1%	44.8%
Gas Station Media Network	1,559	2.2%	1,128	1.9%	102	0.2%	1,428.4%	38.2%
Other Media	2,569	3.6%	2,641	4.4%	—	0.0%	N/A	-2.7%

Total revenues	70,762	100.0%	60,598	100.0%	45,199	100.0%	56.6%	16.8%

Net revenues	68,687		58,974		44,256		55.2%	16.5%
Total revenues for the fourth quarter of 2010 reached US$70.8 million, representing a year-over-year increase of 56.6% from US$45.2 million and a quarter-over-quarter increase of 16.8% from US$60.6 million. The year-over-year increase was due to increases in revenues from all the product lines. The quarter-over-quarter increase was primarily due to increases in revenues from all the product lines except for other media.
Revenues from digital frames in airports
Revenues from digital frames in airports for the fourth quarter of 2010 increased by 57.9% year-over-year and by 4.9% quarter-over-quarter to US$32.7 million. The year-over-year increase was due to increases in both the number of time slots sold and the average advertising revenue per time slot sold (the “ASP”). The quarter-over-quarter increase was due to an increase in the ASP, which was partially offset by a decrease in the number of time slots sold. Please refer to “Summary of Selected Operating Data” below for detailed definitions of the operating data cited in this press release.

The number of time slots sold for the fourth quarter of 2010 increased by 39.2% year-over-year and decreased by 5.4% quarter-over-quarter to 13,534 time slots. The year-over-year increase was due to continued sales efforts and growing acceptance of AirMedia’s digital frames. The quarter-over-quarter decrease was due to the higher ASP during the quarter, which resulted in fewer time slots sold when advertisers did not increase their advertising spend at the same speed as the increase in ASP. AirMedia operated digital frames in 34 airports in the fourth quarter of 2010, up from 31 airports at the end of the fourth quarter of 2009 and remaining stable from the previous quarter of 2010. The number of time slots available for sale for the fourth quarter of 2010 increased by 15.4% year-over-year and by 1.2% quarter-over-quarter to 34,950 time slots. The year-over-year increase was primarily due to the increase in the number of airports in AirMedia’s digital frame network. The quarter-over-quarter increase was primarily due to the full quarter operation of stand-alone digital frames in Dalian Zhoushuizi International Airport, which began operations during the third quarter of 2010. The utilization rate of digital frames for the fourth quarter of 2010 increased by 6.6 percentage points year-over-year and decreased by 2.7 percentage points quarter-over-quarter to 38.7%. The year-over-year increase was primarily due to the increase in the number of time slots sold, which was partially offset by the increases in the number of time slots available for sale. The quarter-over-quarter decrease was due to the decrease in the number of time slots sold and the increase in the number of time slots available for sale.
The ASP of digital frames for the fourth quarter of 2010 increased by 13.5% year-over-year and 10.8% quarter-over-quarter to US$2,413. The year-over-year increase was primarily due to an increase in the listing prices of digital frames in some airports in late 2009 and early 2010, lower discounts offered in the fourth quarter of 2010 than in the same period one year ago and the change in the mix of time slots sold. The number of time slots sold in the top three airports, which have significantly higher ASPs than those sold in other airports, accounted for a higher percentage of total number of time slots sold in the fourth quarter of 2010 than in the same period one year ago. The quarter-over-quarter increase was primarily due to lower discounts offered in the fourth quarter of 2010 than in the previous quarter and the change in the mix of time slots sold. The number of time slots sold in the top three airports accounted for a higher percentage of total number of time slots sold in the fourth quarter of 2010 than in the previous quarter.
Revenues from digital TV screens in airports
Revenues from digital TV screens in airports for the fourth quarter of 2010 increased by 14.5% year-over-year and by 17.7% quarter-over-quarter to US$8.6 million. The year-over-year increase was due to an increase in the number of time slots sold, which was partially offset by a decrease in the ASP of digital TV screens in the airports. The quarter-over-quarter increase was due to increases in both the ASP and the number of time slots sold.
The number of time slots sold for the fourth quarter of 2010 increased by 74.9% year-over-year and by 13.4% quarter-over-quarter to 7,103 time slots. The year-over-year and quarter-over-quarter increases were primarily due to continued sales efforts. The number of time slots available for sale for the fourth quarter of 2010 decreased by 6.4% year-over-year to 23,986 time slots, which remained relatively unchanged from the previous quarter. The year-over-year decrease was primarily due to the termination of operation of digital TV screens in certain second-tier and third-tier airports. The utilization rate for the fourth quarter of 2010 increased by 13.8 percentage points year-over-year and by 3.6 percentage points quarter-over-quarter to 29.6%. The year-over-year increase was due to the increase in the number of time slots sold and the decrease in the number of time slots available for sale. The quarter-over-quarter increase was primarily due to the increase in the number of time slots sold.
The ASP of digital TV screens in airports for the fourth quarter of 2010 decreased by 34.5 % year-over-year and increased by 3.8% quarter-over-quarter to US$1,209. The year-over-year decrease was primarily due to higher discounts offered in the fourth quarter of 2010 than in the same period one year ago. The quarter-over-quarter increase was primarily due to the change in mix of time slots sold. The number of time slots sold in the top three airports, which have significantly higher ASPs than those sold in other airports, accounted for a higher percentage of total number of time slots sold in the fourth quarter of 2010 than in the previous quarter.

Revenues from digital TV screens on airplanes
Revenues from digital TV screens on airplanes for the fourth quarter of 2010 increased by 53.0% year-over-year and increased by 83.2% quarter-over-quarter to US$9.6 million. The year-over-year and quarter-over-quarter increases were due to increases in both the number of time slots sold and the ASP of digital TV screens on airplanes.
The number of time slots sold for the fourth quarter of 2010 increased by 46.7% year-over-year and by 57.0% quarter-over-quarter to 402 time slots. The year-over-year and quarter-over-quarter increases were due to continued sales efforts. The number of time slots available for sale for the fourth quarter of 2010 decreased by 5.3% year-over-year and increased by 2.4% quarter-over-quarter to 426 time slots. The year-over-year decrease was primarily due to the termination of our operation of digital TV screens on the airplanes of China United Airlines and less advertising time on Air China’s airplanes. The quarter-over-quarter increase was primarily due to the full quarter operation of digital TV screens on Hainan Airlines’ airplanes, which began operations on August 1, 2010. The utilization rate for the fourth quarter of 2010 increased by 33.5 percentage points year-over-year and by 32.9 percentage points quarter-over-quarter to 94.4%. The year-over-year and quarter-over-quarter increases were primarily due to the increases in the number of time slots sold.
The ASP of digital TV screens on airplanes for the fourth quarter of 2010 increased by 4.3% year-over-year and by 16.6% quarter-over-quarter to US$23,872. The year-over-year increase in the ASP was primarily due to lower discounts offered in the fourth quarter of 2010 than in the same period one year ago and the increase in the listing prices of digital TV screens on Air China’s airplanes. The quarter-over-quarter increase in the ASP was primarily due to lower discounts offered in the fourth quarter of 2010 than in the previous quarter.
Revenues from traditional media in airports
Revenues from traditional media in airports for the fourth quarter of 2010 increased by 39.1% year-over-year and by 17.7% quarter-over-quarter to US$14.2 million. The year-over-year increase was primarily due to an increase in the number of locations sold. The quarter-over-quarter increase was due to increases in both the number of locations sold and the ASP of traditional media in airports.
The number of locations sold for the fourth quarter of 2010 increased by 40.8% year-over-year and by 4.8% quarter-over-quarter to 504 locations primarily due to continued sales efforts and growing acceptance of AirMedia’s traditional media in airports. The number of locations available for sale for the fourth quarter of 2010 decreased by 13.0% year-over-year to 752 locations, which remained relatively stable from the previous quarter. The year-over-year decrease was primarily because AirMedia terminated the operation of certain unprofitable traditional media in Beijing Capital International Airport as well as billboards and painted advertisements on gate bridges in certain airports in the first quarter of 2010. The utilization rate of traditional media for the fourth quarter of 2010 increased by 25.6 percentage points year-over-year and 2.9 percentage points quarter-over-quarter to 67.0%. The year-over-year increase was due to the increase in the number of locations sold and the decrease in the number of locations available for sale. The quarter-over-quarter increase was due to the increase in the number of locations sold.
The ASP of traditional media in airports for the fourth quarter of 2010 remained relatively stable from the same period one year ago and increased by 12.4% quarter-over-quarter to US$28,192. The quarter-over-quarter increase was primarily due to lower discounts offered in the fourth quarter of 2010 than in the previous quarter and more locations with higher listing prices sold in the fourth quarter of 2010 than in the previous quarter.

Revenues from the gas station media network
Revenues from the gas station media network for the fourth quarter of 2010 increased by 1,428.4% year-over-year and 38.2% quarter-over-quarter to US$1.6 million.
As of February 28, 2011, AirMedia had installed its media, including scrolling light boxes and billboards, in a total of 2,438 Sinopec gas stations. Of these gas stations, 213 are located in Beijing, 310 are in Shanghai, 104 are in Shenzhen and the remaining 1,811 are in 53 other cities.
Revenues from other media
Revenues from other media were primarily revenues from Beijing AirMedia City Outdoor Advertising Co., Ltd., a company AirMedia acquired in January 2010, which operates unipole signs and other outdoor media across Beijing. Revenues from other media decreased slightly quarter-over-quarter to US$2.6 million.
Business tax and other sales tax
Business tax and other sales tax for the fourth quarter of 2010 were US$2.1 million, compared to US$943,000 in the same period one year ago and US$1.6 million in the previous quarter. For purposes of calculating the amount of business and other sales tax, concession fees are permitted to be deducted from total revenues under applicable PRC tax law.
Net revenues
Net revenues for the fourth quarter of 2010 reached US$68.7 million, representing a year-over-year increase of 55.2% from US$44.3 million and a quarter-over-quarter increase of 16.5% from US$59.0 million.
Cost of Revenues
Cost of revenues for the fourth quarter of 2010 was US$54.3 million, representing a year-over-year increase of 15.5% from US$47.1 million and a quarter-over-quarter increase of 9.9% from US$49.4 million. The year-over-year increase was primarily due to an increase in agency fees paid to third-party advertising agencies and depreciation cost. The quarter-over-quarter increase was primarily due to an increase in concession fees and agency fees. Cost of revenues as a percentage of net revenues in the fourth quarter of 2010 was 79.1%, compared to 106.4% in the same period one year ago and 83.8% in the previous quarter.
AirMedia incurs concession fees to airports for placing and operating digital frames, digital TV screens, traditional media and other displays in airports, to airlines for playing programs on their digital TV screens, to Sinopec for placing outdoor media in its gas stations, and to other media resources owners for placing unipole signs and other outdoor media across Beijing.
Concession fees for the fourth quarter of 2010 increased by 1.9% year-over-year and 7.5% quarter-over-quarter to US$35.8 million. The year-over-year increase was primarily due to newly signed or renewed concession rights contracts during the period. The quarter-over-quarter increase, which was above the Company’s earlier concession fee guidance, was primarily due to unexpectedly strong demand for digital TV screens on airplanes in the fourth quarter, which resulted in additional concession fees after the pre-determined advertising time was oversold, and newly signed or renewed concession rights contracts during the quarter. Concession fees as a percentage of net revenues in the fourth quarter of 2010 was 52.1%, decreasing from 79.3% in the same period one year ago and 56.4% in the previous quarter. The year-over-year and quarter-over-quarter decreases of concession fees as a percentage of net revenues were primarily due to the fact that revenues continued to ramp up while incremental concession fees grew at a slower pace than revenue growth.

Gross Profit/Loss
Gross profit for the fourth quarter of 2010 was US$14.3 million, improving from gross loss of US$2.8 million in the same period one year ago and gross profit of US$9.5 million in the previous quarter.
Gross profit as a percentage of net revenues for the fourth quarter of 2010 was 20.9%, compared to gross loss as a percentage of net revenues of negative 6.4% in the same period one year ago and gross profit as a percentage of net revenues of 16.2% in the previous quarter. The year-over-year and quarter-over-quarter improvements in gross profit as a percentage of net revenues were primarily due to the increases in net revenues.
Operating Expenses
Operating expenses (numbers in US$ 000’s except for percentages):

	Quarter		Quarter		Quarter
	Ended		Ended		Ended		Y/Y	Q/Q
	December	% of Net	September	% of Net	December	% of Net	Growth	Growth
	31, 2010	Revenues	30, 2010	Revenues	31, 2009	Revenues	rate	rate
Selling and marketing expenses	4,866	7.1%	4,578	7.8%	4,121	9.3%	18.1%	6.3%
General and administrative expenses	5,182	7.5%	5,155	8.7%	17,613	39.8%	-70.6%	0.5%
Impairment of intangible asset	1,000	1.5%	—	0.0%	—	0.0%	N/A	N/A

Total operating expenses	11,048	16.1%	9,733	16.5%	21,734	49.1%	-49.2%	13.5%

Adjusted operating expenses (non-GAAP)	8,944	13.0%	7,111	12.1%	19,370	43.8%	-53.8%	25.8%

Total operating expenses for the fourth quarter of 2010 were US$11.0 million, representing a year-over-year decrease of 49.2% from US$21.7 million and a quarter-over-quarter increase of 13.5% from US$9.7 million.
Total operating expenses for the fourth quarter of 2010 included share-based compensation expenses of US$1.1 million, compared to share-based compensation expenses of US$1.8 million in the same period one year ago and share-based compensation expenses of US$1.7 million in the previous quarter. The year-over-year and quarter-over-quarter decrease in share-based compensation expenses was primarily due to the fully vesting on July 2, 2010 and July 20, 2010, respectively, of stock options granted on July 2, 2007, and July 20, 2007, respectively, and the ending of the vesting period of stock options granted on November 29, 2007.
Adjusted operating expenses (non-GAAP) for the fourth quarter of 2010, which excluded share-based compensation expenses and amortization of acquired intangible assets, were US$8.9 million, representing a year-over-year decrease of 53.8% from US$19.4 million and a quarter-over-quarter increase of 25.8% from US$7.1 million. Adjusted operating expenses as a percentage of net revenues (non-GAAP) in the fourth quarter of 2010 was 13.0%, compared to 43.8% in the same period one year ago and 12.1% in the previous quarter.
Please refer to the attached table captioned “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” for a reconciliation of operating expenses under U.S. GAAP to adjusted operating expenses (non-GAAP).
Selling and marketing expenses for the fourth quarter of 2010 were US$4.9 million, including share-based compensation expenses of US$370,000. This represented a year-over-year increase of 18.1% from US$4.1 million and a quarter-over-quarter increase of 6.3% from US$4.6 million. The year-over-year and quarter-over-quarter increases were primarily due to higher expenses related to the expansion of the gas station media network and higher sales commissions for direct sales staff.

General and administrative expenses for the fourth quarter of 2010 were US$5.2 million, including share-based compensation expenses of US$776,000. This represented a year-over-year decrease of 70.6% from US$17.6 million and remained relatively unchanged from the previous quarter. The year-over-year decrease was primarily due to lower bad-debt provisions.
AirMedia incurred an impairment of intangible asset of US$1.0 million in the fourth quarter of 2010, which AirMedia partially wrote down the intangible assets of an acquired entity, which AirMedia holds 75% equity interest, due to a decrease in the total projected discounted cash flow from its operations. The net impact of this impairment loss on the net income attributable to AirMedia’s shareholders for the fourth quarter of 2010, which included the benefit of its deferred tax liability and excluded the impact of minority interest, was US$583,000.
Income/Loss from Operations
Income from operations for the fourth quarter of 2010 was US$3.3 million, as compared to loss from operations of US$24.5 million in the same period one year ago and loss from operations of US$189,000 in the previous quarter.
Adjusted income from operations (non-GAAP) for the fourth quarter of 2010, which excluded share-based compensation expenses and amortization of acquired intangible assets, was US$5.4 million, compared to adjusted loss from operations (non-GAAP) of US$22.2 million in the same period one year ago and adjusted income from operations (non-GAAP) of US$2.4 million in the previous quarter. Adjusted operating margin (non-GAAP) for the fourth quarter of 2010, which excluded the effect of share-based compensation expenses and amortization of acquired intangible assets, was 7.9%, compared to negative 50.1% in the same period one year ago and 4.1% in the previous quarter, and reflected how the business turnaround allows revenue growth to flow to the bottom-line margin.
Please refer to the attached table captioned “Reconciliation of GAAP Loss from Operations to Non-GAAP Adjusted Loss from Operations” for a reconciliation of loss from operations under U.S. GAAP to adjusted loss from operations (non-GAAP).
Income Tax Benefit
Income tax benefit for the fourth quarter of 2010 was US$418,000, compared to income tax benefit of US$4.4 million in the same period one year ago and income tax benefit of US$357,000 in the previous quarter.
Net Income/Loss Attributable to AirMedia’s Shareholders
Net income attributable to AirMedia’s shareholders for the fourth quarter of 2010 was US$5.1 million, compared to net loss attributable to AirMedia’s shareholders of US$19.4 million in the same period one year ago and net income attributable to AirMedia’s shareholders of US$1.2 million in the previous quarter. The basic net income attributable to AirMedia’s shareholders per ADS for the fourth quarter of 2010 was US$0.08, compared to basic net loss attributable to AirMedia’s shareholders per ADS of US$0.30 in the same period one year ago and basic net income attributable to AirMedia’s shareholders per ADS of US$0.02 in the previous quarter. The diluted net income attributable to AirMedia’s shareholders per ADS for the fourth quarter of 2010 was US$0.07, compared to diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.30 in the same period one year ago and diluted net income attributable to AirMedia’s shareholders per ADS of US$0.02 in the previous quarter.

Adjusted net income attributable to AirMedia’s shareholders (non-GAAP) for the fourth quarter of 2010, which is net income attributable to AirMedia’s shareholders excluding share-based compensation expenses and amortization of acquired intangible assets, was US$7.2 million, compared to adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) of US$17.1 million in the same period one year ago and adjusted net income attributable to AirMedia’s shareholders (non-GAAP) of US$3.8 million in the previous quarter. Basic adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) for the fourth quarter of 2010 was US$0.11, compared to basic adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.26 in the same period one year ago and basic adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.06 in the previous quarter. Diluted adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) for the fourth quarter of 2010 was US$0.10, compared to diluted adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.26 in the same period one year ago and diluted adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.06 in the previous quarter.
Please refer to the attached table captioned “Reconciliation Of GAAP Net Income (Loss) and EPS To Non-GAAP Adjusted Net Income (Loss) and EPS” for a reconciliation of net income (loss) attributable to AirMedia’s shareholders and basic and diluted net income (loss) attributable to AirMedia’s shareholders per ADS under U.S. GAAP to adjusted net income (loss) attributable to AirMedia’s shareholders (non-GAAP) and basic and diluted adjusted net income (loss) attributable to AirMedia’s shareholders per ADS (non-GAAP).
Cash, Restricted Cash and Short-term Investments
Other than restricted cash of US$6.8 million, cash and short-term investments totaled US$106.5 million as of December 31, 2010, compared to US$124.3 million as of December 31, 2009, and US$96.5 million as of September 30, 2010. The decrease in cash and short-term investments from December 31, 2009 was primarily due to the payment of prepaid concession fees under certain material concession rights contracts. The increase in cash and short-term investments from September 30, 2010 was primarily due to cash flow from operations.
Fiscal Year 2010 Financial Results
Revenues
Total revenues by product line (numbers in US$ 000’s except for percentages):

					Y/Y
	December 31,	% of Total	December 31,	% of Total	Growth
	2010	Revenues	2009	Revenues	rate
Air Travel Media Network	222,146	94.0%	152,428	99.9%	45.7%
Digital frames in airports	113,196	47.9%	66,255	43.4%	70.8%
Digital TV screens in airports	28,905	12.2%	37,260	24.4%	-22.4%
Digital TV screens on airplanes	27,564	11.7%	17,082	11.2%	61.4%
Traditional media in airports	48,418	20.5%	27,192	17.8%	78.1%
Other revenues in air travel	4,063	1.7%	4,639	3.1%	-12.4%
GAS Station Media Network	3,664	1.5%	102	0.1%	3,492.2%
Other Media	10,650	4.5%	—	0.0%	N/A

Total revenues	236,460	100.0%	152,530	100.0%	55.0%

Net revenues	230,505		149,428		54.3%
Total revenues for the fiscal year 2010 were US$236.5 million, representing a year-over-year increase of 55.0% from US$152.5 million in fiscal year 2009. The year-over-year increase was primarily due to the increases in revenues from digital frames in airports, traditional media in airports, digital TV screens on airplanes, other media and gas station media network.

Revenues from digital frames in airports
Revenues from digital frames in airports for fiscal year 2010 increased by 70.8% year-over-year to US$113.2 million due to an increase in the number of time slots sold.
The number of time slots sold for fiscal year 2010 increased by 73.8% year-over-year to 46,887 time slots due to continued sales efforts and growing acceptance of AirMedia’s digital frames. The number of airports where AirMedia operates digital frames was 34 at the end of 2010, up from 31 at the end of 2009. The number of time slots available for sale for fiscal year 2010 increased by 20.9% year-over-year to 132,340 time slots. The year-over-year increase in the number of time slots available for sale was primarily due to the increase in the number of airports in AirMedia’s digital frame network. The utilization rate of digital frames for fiscal year 2010 increased by 10.8 percentage points year-over-year to 35.4% due to the increase in the number of time slots sold, which was offset by the increase in the number of time slots available for sale.
The ASP of digital frames in airports for fiscal year 2010 decreased by 1.7% year-over-year to US$2,414 primarily due to the change in the mix of the time slots sold. The number of time slots sold in the airports other than the Beijing airport, which have significantly lower ASPs than those sold in the Beijing airport, accounted for a higher percentage of the total number of time slots sold in 2010 than in 2009 due to sales ramp-up in other airports.
Revenues from digital TV screens in airports
Revenues from digital TV screens in airports for fiscal year 2010 decreased by 22.4% year-over-year to US$28.9 million due to a decrease in the ASP of digital TV screens in airports, which was partially offset by an increase in the number of time slots sold.
The number of time slots sold for fiscal year 2010 increased by 9.6% year-over-year to 26,216 time slots primarily due to continued sales efforts. The number of time slots available for sale for fiscal year 2010 decreased by 8.1% year-over-year to 94,050 time slots in 2010 due to the termination of operation of digital TV screens in certain second-tier and third-tier airports. Utilization rate of digital TV screens in airports for fiscal year 2010 increased by 4.5 percentage points year-over-year to 27.9% primarily due to the decrease in the number of time slots available for sale and the increase in the number of time slots sold.
The ASP of digital TV screens in airports for fiscal year 2010 decreased by 29.2% year-over-year to US$1,103 primarily due to higher discounts offered in 2010.
Revenues from digital TV screens on airplanes
Revenues from digital TV screens on airplanes for fiscal year 2010 increased by 61.4% year-over-year to US$27.6 million primarily due to increases in both the number of time slots sold and the ASP of digital TV screens on airplanes.
The number of time slots sold for fiscal year 2010 increased by 43.6% year-over-year to 1,203 time slots due to continued sales efforts. The number of time slots available for sale for fiscal year 2010 decreased by 13.7% to 1,646 time slots primarily due to the termination of our operation of digital TV screens on the airplanes of China United Airlines and less advertising time on Air China’s airplanes. Utilization rate for fiscal year 2010 increased by 29.2 percentage points year-over-year to 73.1% due to the increase in the number of time slots sold and the decrease in the number of time slots available for sale.
The ASP of digital TV screens on airplanes for fiscal year 2010 increased by 12.4% year-over-year to US$22,913 due to lower discounts offered and the increase in the listing prices of digital TV screens on Air China’s airplanes.

Revenues from traditional media in airports
Revenues from traditional media in airports for fiscal year 2010 increased by 78.1% year-over-year to US$48.4 million. The year-over-year increase was primarily due to increases in both the number of locations sold and the ASP of traditional media in airports.
The number of locations sold for fiscal year 2010 increased by 44.2% year-over-year to 1,833 locations. The number of locations available for fiscal year 2010 decreased by 19.0% year-over-year to 2,887 locations because AirMedia terminated the operation of certain unprofitable traditional media in Beijing Capital International Airport as well as billboards and painted advertisements on gate bridges in certain airports in the first quarter of 2010. The utilization rate of traditional media for fiscal year 2010 increased by 27.8 percentage points year-over-year to 63.5% due to the increase in the number of locations sold and the decrease in the number of locations available for sale.
The ASP of traditional media in airports for fiscal year 2010 increased by 23.5% year-over-year to US$26,415 due to lower discounts offered in fiscal year 2010 than in fiscal year 2009 and more locations with higher listing prices sold in fiscal year 2010 than in fiscal year 2009.
Please refer to “Summary of Selected Operating Data” for more operating data.
Revenues from the gas station media network
Revenues from the gas station media network for fiscal year 2010 increased by 3,492.2% year-over-year to US$3.7 million.
Revenues from other media
Revenues from other media were primarily revenues from Beijing AirMedia City Outdoor Advertising Co., Ltd., a company AirMedia acquired in January 2010, which operates unipole signs and other outdoor media across Beijing. Revenues from other media for fiscal year 2010 were US$10.7 million.
Business tax and other sales tax
Business tax and other sales tax for fiscal year 2010 was US$6.0 million, representing a year-over-year increase of 92.0% from US$3.1 million in fiscal year 2009 due to the increase in total revenues.
Net revenues for fiscal year 2010 were US$230.5 million, representing a year-over-year increase of 54.3% from US$149.4 million in fiscal year 2009.
Cost of Revenues
Cost of revenues for fiscal year 2010 was US$197.9 million, representing a year-over-year increase of 34.1% from US$147.5 million in fiscal year 2009 due to increases in concession fees and other components of cost of revenues. Cost of revenues as a percentage of net revenues in fiscal year 2010 decreased to 85.9% from 98.7% in fiscal year 2009.
Concession fees for fiscal year 2010 were US$134.3 million, representing a year-over-year increase of 22.0% from US$110.1 million in fiscal year 2009 due to additional new concession contracts signed in 2009. Concession fees as a percentage of net revenues in fiscal year 2010 decreased to 58.3% from 73.7% in fiscal year 2009 due to the fact that revenues continued to ramp up while incremental concession fees grew at a slower pace than revenue growth.

Gross Profit
Gross profit for fiscal year 2010 was US$32.6 million, representing a year-over-year increase of 1,627.5% from US$1.9 million in fiscal year 2009.
Gross profit as a percentage of net revenues for fiscal year 2010 was 14.1%, up from 1.3% in fiscal year 2009. The increase in gross profit as a percentage of net revenues was primarily due to the increases in net revenues.
Operating Expenses
Operating expenses (numbers in US$ 000’s except for percentages):

					Y/Y
	December 31,	% of Net	December 31,	% of Net	Growth
	2010	Revenues	2009	Revenues	rate
Selling and marketing expenses	18,112	7.9%	13,439	9.0%	34.8%
General and administrative expenses	24,646	10.7%	34,936	23.4%	-29.5%
Impairment of intangible asset	1,000	0.4%	—	0.0%	N/A

Total operating expenses	43,758	19.0%	48,375	32.4%	-9.5%

Adjusted operating expenses (non-GAAP)	32,038	13.9%	39,996	26.8%	-19.9%

Total operating expenses for fiscal year 2010 were US$43.8 million, representing a year-over-year decrease of 9.5% from US$48.4 million in fiscal year 2009.
Total operating expenses for fiscal year 2010 included share-based compensation expenses of US$8.0 million, compared to US$5.8 million in fiscal year 2009. Adjusted operating expenses (non-GAAP) for fiscal year 2010, which excluded share-based compensation expenses and amortization of acquired intangible assets, were US$32.0 million, representing a year-over-year decrease of 19.9% from US$40.0 million in fiscal year 2009. Adjusted operating expenses as a percentage of net revenues (non-GAAP) in fiscal year 2010 decreased to 13.9% from 26.8% in fiscal year 2009.
Selling and marketing expenses for fiscal year 2010 were US$18.1 million, including US$2.4 million of share-based compensation expenses. This represented a year-over-year increase of 34.8% from US$13.4 million in fiscal year 2009, primarily due to higher expenses related to expansion of the direct sales force, increased share-based compensation expenses and higher expenses related to the expansion of the gas station media network.
General and administrative expenses for fiscal year 2010 were US$24.6 million, including $5.5 million of share-based compensation expenses. This represented a year-over-year decrease of 29.5% from US$34.9 million in fiscal year 2009 primarily due to lower bad-debt provisions in fiscal year 2010 than in fiscal year 2009.
Loss from Operations
Loss from operations for fiscal year 2010 was US$11.2 million, compared to loss from operations of US$46.5 million in fiscal year 2009.
Adjusted income from operations (non-GAAP) for fiscal year 2010, which excluded share-based compensation expenses and amortization of acquired intangible assets, was US$559,000, compared to adjusted loss from operations (non-GAAP) of US$38.1 million in fiscal year 2009. Adjusted operating margin (non-GAAP) for fiscal year 2010, which excluded the effect of share-based compensation expenses and amortization of acquired intangible assets, was 0.2%, compared to negative 25.5% in fiscal year 2009.

Please refer to the attached table for a reconciliation of income/loss from operations under U.S. GAAP to adjusted income/loss from operations (non-GAAP).
Income Tax Benefit
Income tax benefit for fiscal year 2010 was US$735,000 compared to income tax benefit of US$6.0 million in fiscal year 2009.
Net Income/Loss Attributable to AirMedia’s Shareholders
Net loss attributable to AirMedia’s shareholders for fiscal year 2010 was US$4.9 million, compared to net loss attributable to AirMedia’s shareholders of US$37.2 million in fiscal year 2009. Basic net loss attributable to AirMedia’s shareholders per ADS for fiscal year 2010 was US$0.07, compared to basic net loss attributable to AirMedia’s shareholders per ADS of US$0.57 in fiscal year 2009. Diluted net loss attributable to AirMedia’s shareholders per ADS for fiscal year 2010 was US$0.07, compared to diluted net loss attributable to AirMedia’s shareholders per ADS of US$0.57 in fiscal year 2009.
Adjusted net income attributable to AirMedia’s shareholders (non-GAAP) for fiscal year 2010, which is net income attributable to AirMedia’s shareholders excluding share-based compensation expenses and amortization of acquired intangible assets, was US$6.8 million, compared to adjusted net loss attributable to AirMedia’s shareholders (non-GAAP) of US$28.9 million in fiscal year 2009. Basic and diluted adjusted net income attributable to AirMedia’s shareholders per ADS (non-GAAP) for fiscal year 2010 were both US$0.10, compared to basic and diluted adjusted net loss attributable to AirMedia’s shareholders per ADS (non-GAAP) of US$0.44 in fiscal year 2009.
Please refer to the attached table for a reconciliation of net loss/income attributable to AirMedia’s shareholders and basic and diluted net loss/income attributable to AirMedia’s shareholders per ADS under U.S. GAAP to adjusted net loss/income attributable to AirMedia’s shareholders and basic and diluted adjusted net loss/income attributable to AirMedia’s shareholders per ADS (non-GAAP).
Other Recent Developments
AirMedia obtained concession rights through two contracts to operate advertisements inside and outside 59 gate bridges located at Terminal 3 of Beijing Capital International Airport from February 1, 2011 to January 31, 2013, and from March 1, 2011 to February 28, 2013, respectively.
On January 28, 2011, AirMedia announced the appointment of Ms. Ping Sun as Chief Financial Officer of AirMedia, effective February 1, 2011. AirMedia also announced the resignation of Mr. Xiaoya Zhang as president, acting chief financial officer, and a board member of AirMedia’s Board of Directors, effective February 1, 2011.
Starting from January 1, 2011, AirMedia increased its listing prices of various media including stand-alone digital frames in all airports by 15%, digital TV screens on the airplanes of Air China and China Southern Airlines by 20%, and mega-size LEDs in the Guangzhou airport by 30%.
In 2011, AirMedia intends to continue its special pricing policy during popular advertising periods throughout the year. During each of the New Year period, the Spring Festival period, the Labor Day period, and the National Holiday period, when there is generally more popular demand for advertising slots, AirMedia plans to raise the listing prices of some of its premium media resources by up to 30% for one month during each period.

In December 2010, AirMedia renewed its concession rights contract with China Eastern Airlines to operate digital TV screens on its airplanes on an exclusive basis for ten years until December 31, 2020.
In December 2010, AirMedia and China Central Television International Mobile Media Ltd., a subsidiary of China Central Television (“CCTV”), established a strategic partnership to operate CCTV Air Channel to broadcast TV programs to air travelers in China. The partnership agreement has a term of 15 years until November 28, 2025. CCTV Mobile Media will be responsible for program planning, production, and broadcasting. AirMedia will operate exclusively the advertising business of CCTV Air TV Channel. Furthermore, according to the agreement, all advertising revenue generated under this partnership will be allocated fully to AirMedia.
In November 2010, AirMedia renewed its concession rights contract with Beijing Capital Airport Advertising Co., Ltd. to operate digital frames and digital TV screens at Terminal 3 of Beijing Capital International Airport for five years from January 1, 2011 to December 31, 2015. AirMedia revised the payment terms to pay semi-annual concession fees half a year in advance, compared with paying whole year concession fees one year in advance under the previous contract. In the renewed contract, AirMedia also obtained a right from the airport authority to adjust the locations of its stand-alone digital frames at Terminal 3 to optimize its media value.
On October 12, 2010, AirMedia obtained the contractual concession rights to install and operate three mega-size LED screens in Nanjing Lukou International Airport, from December 1, 2010 to May 31, 2014. The mega-size LED screens were installed above the domestic security check area in full view of the airport’s domestic travelers. AirMedia started to sell these mega-size LED screens on February 1, 2011.
Business Outlook
AirMedia currently expects that its total revenues for the first quarter of 2011 will range from US$58.0 million to US$60.0 million, which do not include the potential revenues from the newly signed billboards and painted advertisement on gate bridges at Terminal 3 of Beijing Capital International Airport, representing a year-over-year increase of 18.9% to 23.0% from the same period in 2010.
AirMedia currently expects that concession fees will be approximately US$38.1 million in the first quarter of 2011. The quarter-over-quarter increase from the fourth quarter of 2010 will be primarily due to the newly signed billboards and painted advertisement on gate bridges at Terminal 3 of Beijing Capital International Airport,
The above forecast reflects AirMedia’s current and preliminary view and is therefore subject to change. Please refer to the Safe Harbor Statement below for the factors that could cause actual results to differ materially from those contained in any forward-looking statement.

Summary of Selected Operating Data

	Quarter		Quarter		Quarter				Year		Year
	Ended		Ended		Ended		Y/Y	Q/Q	Ended		Ended		Y/Y
	December		September		December		Growth	Growth	December		December		Growth
	31, 2010		30, 2010		31, 2009		Rate	Rate	31,2010		31, 2009		Rate
Digital frames in airports
Number of airports in operation		34		34		31	9.7%	0.0%		34		31	9.7%
Number of time slots available for sale (2)		34,950		34,538		30,290	15.4%	1.2%		132,340		109,455	20.9%
Number of time slots sold (3)		13,534		14,301		9,724	39.2%	-5.4%		46,887		26,983	73.8%
Utilization rate (4)		38.7%		41.4%		32.1%	6.6%	-2.7%		35.4%		24.7%	10.8%
Average advertising revenue per time slot sold (5)	US$	2,413	US$	2,177	US$	2,126	13.5%	10.8%	US$	2,414	US$	2,455	-1.7%

Digital TV screens in airports
Number of airports in operation		38		38		40	-5.0%	0.0%		38		40	-5.0%
Number of time slots available for sale (1)		23,986		24,064		25,629	-6.4%	-0.3%		94,050		102,322	-8.1%
Number of time slots sold (3)		7,103		6,264		4,062	74.9%	13.4%		26,216		23,911	9.6%
Utilization rate (4)		29.6%		26.0%		15.8%	13.8%	3.6%		27.9%		23.4%	4.5%
Average advertising revenue per time slot sold (5)	US$	1,209	US$	1,165	US$	1,847	-34.5%	3.8%	US$	1,103	US$	1,558	-29.2%

Digital TV screens on airplanes
Number of airlines in operation		9		9		9	0.0%	0.0%		9		9	0.0%
Number of time slots available for sale (1)		426		416		450	-5.3%	2.4%		1,646		1,908	-13.7%
Number of time slots sold (3)		402		256		274	46.7%	57.0%		1,203		838	43.6%
Utilization rate (4)		94.4%		61.5%		60.9%	33.5%	32.9%		73.1%		43.9%	29.2%
Average advertising revenue per time slot sold (5)	US$	23,872	US$	20,467	US$	22,887	4.3%	16.6%	US$	22,913	US$	20,384	12.4%

Traditional Media in airports
Numbers of locations available for sale (6)		752		750		864	-13.0%	0.3%		2,887		3,564	-19.0%
Numbers of locations sold (7)		504		481		358	40.8%	4.8%		1,833		1,271	44.2%
Utilization rate (8)		67.0%		64.1%		41.4%	25.6%	2.9%		63.5%		35.7%	27.8%
Average advertising revenue per location sold (9)	US$	28,192	US$	25,093	US$	28,532	-1.2%	12.4%	US$	26,415	US$	21,394	23.5%

Notes:

(1)
We define a time slot as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. Our airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 25 minutes of advertising content, which allows us to sell a maximum of 50 time slots per week. The number of time slots available for sale for our digital TV screens in airports during the period presented is calculated by multiplying the time slots available for sale per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for sale for each of our network airports. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for sale for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when we had operations on each airline and then calculating the sum of all the time slots available for sale for each of our network airlines.

(2)
We define a time slot as a 12-second equivalent advertising time unit for digital frames in airports, which is shown during each standard advertising cycle on a weekly basis in a given airport. Our standard airport advertising programs are shown repeatedly on a daily basis during a given week in 10-minute cycles, which allows us to sell a maximum of 50 time slots per week. The length of time slot and advertising program cycle of some digital frames in several airports are different from the standard ones. The number of time slots available for sale for our digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports.

(3)
Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 12-second equivalent advertising time units for digital frames in airports sold during the period presented.

(4)
Utilization rate for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.

(5)
Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports is calculated by dividing our revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports respectively by the respective number of time slots sold.

(6)
We define the number of locations available for sale in traditional media as the sum of (1) the number of light boxes and billboards in Beijing, Shenzhen, Wenzhou and certain other airports (light boxes and billboards), and (2) the number of gate bridges in certain airports (gate bridges).

(7)
The number of locations sold is defined as the sum of (1) the number of light boxes and billboards sold and (2) the number of gate bridges sold. To calculate the number of light boxes and billboards sold in a given airport, we first calculate the “utilization rates of light boxes and billboards” in such airport by dividing the “total value of light boxes and billboards sold” in such airport by the “total value of light boxes and billboards” in such airport. The “total value of light box and billboard sold” in a given airport is calculated as the daily listing prices of each light boxes and billboards sold multiplied by their respective number of days sold during the period presented. The “total value of light boxes and billboards” in a given airport is calculated as the sum of quarterly listing prices of all the light boxes and billboards during the period presented. The number of light boxes and billboards sold in a given airport is then calculated as the number of light boxes and billboards available for sale in such airport multiplied by the utilization rates of light boxes and billboards in such airport. The number of gate bridges sold in a given airport is counted based on the contracts.

(8)	Utilization rate for traditional media in airports refers to total locations sold as a percentage of total locations available for sale during the period presented.

(9)	Average advertising revenue per location sold is calculated by dividing the revenues derived from all the locations sold by the number of locations sold during the period presented.
Earnings Conference Call Details
AirMedia will hold a conference call to discuss the fourth quarter 2010 earnings at 7:00 PM U.S. Eastern Time on March 7, 2011 (4:00 PM U.S. Pacific Time on March 7, 2011; 8:00 AM Beijing/Hong Kong time on March 8, 2011). AirMedia’s management team will be on the call to discuss financial results and operational highlights and answer questions.
Conference Call Dial-in Information
U.S.: +1 866 713 8395
U.K.: +44 207 365 8426
Hong Kong: +852 3002 1672
International: +1 617 597 5309
Pass code: AMCN
A replay of the call will be available for 1 week between 10:00 p.m. on March 7, 2011 and 10:00 p.m. on March 14, 2011, Eastern Time.
Replay Dial-in Information
U.S.: +1 888 286 8010
International: +1 617 801 6888
Pass code: 20243969
Additionally, a live and archived webcast of this call will be available on the Investor Relations section of AirMedia’s corporate website at http://ir.airmedia.net.cn.

Use of Non-GAAP Financial Measures
AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. AirMedia’s non-GAAP financial measures exclude the following non-cash items: (1) share-based compensation expenses, and (2) amortization of acquired intangible assets. Non-GAAP financial measures are used by AirMedia’s management in their financial and operating decision-making, because management believes they reflect AirMedia’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating AirMedia’s operating performance in the same manner as management does, if they so choose. Specifically, AirMedia believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP Net Income (Loss) and EPS and Non-GAAP Adjusted Net Income (Loss) and EPS”, “Reconciliation of GAAP Operating Expenses to Non-GAAP Adjusted Operating Expenses” and “Reconciliation of GAAP Loss from Operations to Non-GAAP Adjusted Income (Loss) from Operations” set forth at the end of this release.
About AirMedia Group Inc.
AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in 34 major airports, including the 15 largest airports in China. AirMedia also operates digital TV screens in 38 major airports, including 26 out of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by nine airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega LED screens.
In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2014 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.
For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, our air travel advertising network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive most of our revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect our revenues and results of operation; our strategy of expanding our advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and our failure to do so could materially reduce the attractiveness of our network and harm our business, reputation and results of operations; if we do not succeed in our expansion into gas station and other outdoor media advertising, our future results of operations and growth prospects may be materially and adversely affected; if our customers reduce their advertising spending or are unable to pay us in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, our revenues and results of operations may be materially and adversely affected; we face risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for our advertising services or disrupt our operations; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to operate our advertising platforms, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a significant portion of our revenues has been derived from the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; our limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Investor Contact:
Raymond Huang
Senior Director of Investor Relations
AirMedia Group Inc.
Tel: +86-10-8460-8678
Email: ir@airmedia.net.cn
Caroline Straathof
IR Inside
Tel: +31-6-54624301
Email: info@irinside.com

AirMedia Group Inc.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands)

	December 31,	December 31,
	2010	2009
ASSETS:
Current assets:
Cash	106,505	123,754
Restricted cash	6,798	1,431
Short-term investments	—	586
Accounts receivable, net	62,455	40,019
Prepaid concession fees	31,787	15,425
Amount due from related party	306	5,991
Other current assets	2,713	4,069
Deferred tax assets — current	5,050	3,693

Total current assets	215,614	194,968

Property and equipment, net	71,720	78,831
Long-term investments	1,714	1,984
Long-term deposits	13,874	15,914
Deferred tax assets — non-current	6,032	4,726
Acquired intangible assets, net	17,496	11,141
Goodwill	20,736	9,087

Total assets	347,186	316,651

LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $38,286 and $30,067 as of December 31, 2010 and December 31, 2009, respectively)	39,020	30,680
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AirMedia Group Inc. $7,078 and $3,827 as of December 31, 2010 and December 31, 2009, respectively)	12,253	7,136
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AirMedia Group Inc. $12,751 and $8,924 as of December 31 2010 and December 31, 2009, respectively)	12,751	8,941
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AirMedia Group Inc. $911 and $76 as of December 31, 2010 December 31, 2009, respectively)	1,263	52
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to AirMedia Group Inc. $422 and $408 as of December 31, 2010 and December 31, 2009, respectively)	422	408

Total current liabilities	65,709	47,217

Deferred tax liability — non-current	4,761	3,155

Total liabilities	70,470	50,372

Equity
Ordinary shares	132	132
Additional paid-in capital	277,676	268,542
Statutory reserves	7,671	6,912
Accumulated deficits	(28,164)	(22,488)
Accumulated other comprehensive income	18,353	9,944

Total AirMedia Group Inc.’s shareholders’ equity	275,668	263,042

Noncontrolling interests	1,048	3,237

Total equity	276,716	266,279

Total liabilities and equity	347,186	316,651

AirMedia Group Inc.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2010	2010	2009	2010	2009

Revenues	70,762	60,598	45,199	236,460	152,530
Business tax and other sales tax	(2,075)	(1,624)	(943)	(5,955)	(3,102)

Net revenues	68,687	58,974	44,256	230,505	149,428
Cost of revenues	54,343	49,430	47,070	197,908	147,541

Gross profit/(loss_	14,344	9,544	(2,814)	32,597	1,887
Operating expenses:
Selling and marketing *	4,866	4,578	4,121	18,112	13,439
General and administrative *	5,182	5,155	17,613	24,646	34,936
Impairment of intangible asset	1,000	—	—	1,000	—

Total operating expenses	11,048	9,733	21,734	43,758	48,375

Income (loss) from operations	3,296	(189)	(24,548)	(11,161)	(46,488)
Interest income	188	132	521	694	2,025
Gain on remeasurement of fair value of previously held investment (net)	—	—	—	919	—
Other income, net	328	299	283	940	1,239

Income (loss) before income taxes	3,812	242	(23,744)	(8,608)	(43,224)
Income tax benefits	418	357	4,380	735	6,032

Net income (loss) before net income of equity method investments	4,230	599	(19,364)	(7,873)	(37,192)
Net income of equity method investments	31	57	32	290	164

Net income (loss)	4,261	656	(19,332)	(7,583)	(37,028)

Less: Net income (loss) attributable to noncontrolling interests	(849)	(556)	84	(2,666)	211

Net income (loss) attributable to AirMedia Group Inc.’s shareholders	5,110	1,212	(19,416)	(4,917)	(37,239)

Net income (loss) attributable to AirMedia Group Inc.’s shareholders per ordinary share
Basic	0.04	0.01	(0.15)	(0.04)	(0.28)
Diluted	0.04	0.01	(0.15)	(0.04)	(0.28)
Net income (loss) attributable to AirMedia Group Inc.’s shareholders per ADS
Basic	0.08	0.02	(0.30)	(0.07)	(0.57)
Diluted	0.07	0.02	(0.30)	(0.07)	(0.57)
Weighted average ordinary shares outstanding used in computing net income (loss) per ordinary share — basic	131,502,583	131,178,183	131,107,092	131,252,115	131,320,730
Weighted average ordinary shares outstanding used in computing net income (loss) per ordinary share — diluted	137,419,791	132,105,497	131,107,092	131,252,115	131,320,730
* Share-based compensation charges included are as follow:
Selling and marketing	370	613	523	2,424	1,540
General and administrative	776	1,067	1,271	5,547	4,226

AirMedia Group Inc.
RECONCILIATION OF GAAP NET INCOME (LOSS) AND EPS TO NON-GAAP ADJUSTED NET INCOME (LOSS) AND EPS
(In U.S. dollars in thousands, except share and ADS related data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2010	2010	2009	2010	2009

Net income (loss) attributable to AirMedia Group Inc.’s shareholders (GAAP)	5,110	1,212	(19,416)	(4,917)	(37,239)
Amortization of acquired intangible assets	958	942	570	3,749	2,613
Share-based compensation	1,146	1,680	1,794	7,971	5,766

Adjusted net income (loss) attributable to AirMedia Group Inc.’s shareholders (non- GAAP)	7,214	3,834	(17,052)	6,803	(28,860)

Adjusted net income (loss) attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)
Basic	0.05	0.03	(0.13)	0.05	(0.22)
Diluted	0.05	0.03	(0.13)	0.05	(0.22)

Adjusted net income (loss) attributable to AirMedia Group Inc.’s shareholders per ADS (non-GAAP)
Basic	0.11	0.06	(0.26)	0.10	(0.44)
Diluted	0.10	0.06	(0.26)	0.10	(0.44)

Shares used in computing adjusted basic net income (loss) attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)	131,502,583	131,178,183	131,107,092	131,252,115	131,320,730
Shares used in computing adjusted diluted net income (loss) attributable to AirMedia Group Inc.’s shareholders per share (non-GAAP)	137,419,791	132,105,497	131,107,092	132,963,246	131,320,730
Note: The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP net adjusted income and number of shares and ADSs used in GAAP basic and diluted EPS calculation, where the number of shares and ADSs is adjusted for dilution due to the share-based compensation plan.

AirMedia Group Inc.
RECONCILIATION OF GAAP OPERATING EXPENSES TO NON-GAAP ADJUSTED OPERATING EXPENSES
(In U.S. dollars in thousands except for percentages)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2010	2010	2009	2010	2009
Operating expenses (GAAP)	11,048	9,733	21,734	43,758	48,375
Amortization of acquired intangible assets	958	942	570	3,749	2,613
Share-based compensation	1,146	1,680	1,794	7,971	5,766

Adjusted operating expenses (non-GAAP)	8,944	7,111	19,370	32,038	39,996

Adjusted operating expenses as a percentage of net revenues (non-GAAP)	13.0%	12.1%	43.8%	13.9%	26.8%
AirMedia Group Inc.
RECONCILIATION OF GAAP INCOME (LOSS) FROM OPERATIONS TO NON-GAAP ADJUSTED INCOME (LOSS) FROM OPERATIONS
(In U.S. dollars in thousands except for percentage)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2010	2010	2009	2010	2009

Income (loss) from operations	3,296	(189)	(24,548)	(11,161)	(46,488)
Amortization of acquired intangible assets	958	942	570	3,749	2,613
Share-based compensation	1,146	1,680	1,794	7,971	5,766

Adjusted income (loss) from operations (non-GAAP)	5,400	2,433	(22,184)	559	(38,109)

Adjusted operating margin (non-GAAP)	7.9%	4.1%	-50.1%	0.2%	-25.5%